                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                          SENESCO TECHNOLOGIES, INC.
                          -------------------------
                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)

                                  817208 40 8
                                  -----------
                                (CUSIP Number)

                    Stanford Venture Capital Holdings, Inc.
                             5050 Westheimer Road
                             Houston, Texas 77056
                     Attention: P. Mauricio Alvarado, Esq.
                         Telephone No.: (713) 964-5100
                         -----------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copy to:
                            Alberto Hernandez, Esq.
                               Hunton & Williams
                             1111 Brickell Avenue
                                  Suite 2500
                             Miami, Florida 33131


                               November 30, 2001
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition that is the
               subject of this Schedule 13D, and is filing this
                schedule because of Rule 13d-1(e), 13d-1(f) or
                   or 13d-1(g), check the following box [ ].



                               Page 1 of 9 Pages

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CUSIP No. 817208 40 8                 13D          Page 2 of 9 Pages
         -----------------
------------------------------                   --------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Stanford Venture Capital Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,642,858*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,642,858*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,642,858*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

------------------------------                   --------------------------
CUSIP No. 817208 40 8                 13D          Page 3 of 9 Pages
         -----------------
------------------------------                   --------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      R. Allen Stanford
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States and Antigua
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,642,858*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,642,858*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,642,858*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

     Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH"), and R. Allen Stanford ("Stanford") (SVCH and Stanford are sometimes collectively referred to herein as the "Reporting Persons"), hereby make this single joint filing statement on Schedule 13D (this "Schedule 13D") to report the beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock"), of Senesco Technologies, Inc., a Delaware corporation (the "Issuer"). As described in this Schedule 13D, Stanford is joining SVCH in filing this
Schedule 13D because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SVCH. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by such Reporting Person. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 1.   Security and Issuer.
          -------------------

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of the Issuer. The principal executive offices of the Issuer are located at 303 George Street, Suite 420, New Brunswick, New Jersey 08901.

Item 2.   Identity and Background.
          -----------------------

     (a)-(c), (f) This statement is being filed jointly by Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH"), and R. Allen Stanford, a citizen of the United States and Antigua ("Stanford"). The business address of SVCH and Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director of SVCH and is the sole shareholder of SVCH. SVCH's principal business is to provide investment capital and other funding to companies in various industries.

     (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     Pursuant to a Securities Purchase Agreement, dated as of November 30, 2001 (the "Securities Purchase Agreement"), between SVCH and the Issuer, SVCH purchased from the Issuer (i) 1,142,858 shares of Common Stock (the "Shares") and (ii) warrants to purchase 1,000,000 shares of Common Stock (the "Warrants"), for an aggregate purchase price of $2,000,000 payable in cash. In connection therewith, the Issuer granted to SVCH certain registration rights with respect to the Shares and the Warrants (the "Registration Rights Agreement"). Pursuant to that certain Assignment, Assumption and Joinder Agreement, executed in connection with the Securities Purchase Agreement (the "Assignment Agreement"), simultaneously with the purchase of the Shares and the Warrants, SVCH assigned an aggregate of 500,000 shares of Common Stock underlying the Warrants, such that, as of the date hereof, SVCH is the direct beneficial owner of 1,142,858 shares of Common Stock of the Issuer, and warrants to purchase 500,000 shares of Common Stock, such securities representing approximately 20.76% of the outstanding shares of Common Stock of the Issuer. SVCH used $2,000,000 of working capital to purchase the Shares and Warrants reported as being beneficially owned by it in Item 5(a) hereof.

Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons own 1,642,858 shares of Common Stock, or approximately 20.76% of the outstanding Common Stock of the Issuer. The Reporting Persons' purpose in acquiring the shares of Common Stock reported in
Item 5(a) hereof is for investment purposes. SVCH and the Issuer are currently in negotiations with respect to the proposed purchase by SVCH of additional shares of Common Stock for an aggregate purchase price of $1,000,000, pursuant to terms and conditions that are similar to those set forth in the Securities Purchase Agreement. SVCH's purpose in acquiring such additional shares of Common Stock would be for investment purposes.

     Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,642,858 shares (including 500,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants), representing 20.76% of the shares of Common Stock outstanding, as represented to the Reporting Persons by the Issuer. SVCH directly beneficially owns all of such 1,642,858 shares to which this Schedule 13D relates. Stanford, as the sole shareholder of SVCH, could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SVCH.

     (b) SVCH, together with Stanford, has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

     (c) The Reporting Persons' only transaction in shares of Common Stock during the past 60 days was the consummation of the Securities Purchase Agreement identified in Item 3 hereof.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Except as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     The following documents are being filed as exhibits to this Schedule 13D and are each incorporated herein by reference:

     Exhibit 10.1 Securities Purchase Agreement, dated as of November 30, 2001, by and between Stanford Venture Capital Holdings, Inc. and Senesco Technologies, Inc.

     Exhibit 10.2 Warrant dated as of December 2, 2001, issued to Stanford Venture Capital Holdings, Inc. to purchase common stock at $2 per share.

     Exhibit 10.3 Warrant dated as of December 2, 2001, issued to Stanford Venture Capital Holdings, Inc. to purchase common stock at $3.25 per share.

     Exhibit 10.4 Registration Rights Agreement, dated as of November 30, 2001, by and between Stanford Venture Capital Holdings, Inc. and Senesco Technologies, Inc.

     Exhibit 10.5 Assignment, Assumption and Joinder Agreement, dated as of December 3, 2001, by and among Senesco Technologies, Inc., Stanford Venture Capital Holdings, Inc., Daniel T. Bogar, William R. Fusselmann, Osvaldo Pi and Ronald M. Stein.

     Exhibit 99.1 Joint Filing Agreement, dated as of December 27, 2001, by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: December 31, 2001           /s/ R. Allen Stanford
                                  ---------------------------------
                                  R. Allen Stanford


Date: December 31, 2001     STANFORD VENTURE CAPITAL HOLDINGS, INC.

                            By: /s/ Yolanda M. Suarez
                                --------------------------------------
                                Name:    Yolanda M. Suarez
                                Title:   Secretary

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.       Exhibit Description
-----------       -------------------

Exhibit 10.1 Securities Purchase Agreement, dated as of November 30, 2001, by and between Stanford Venture Capital Holdings, Inc. and Senesco Technologies, Inc.

Exhibit 10.2 Warrant dated as of December 2, 2001, issued to Stanford Venture Capital Holdings, Inc. to purchase common stock at $2 per share.

Exhibit 10.3 Warrant dated as of December 2, 2001, issued to Stanford Venture Capital Holdings, Inc. to purchase common stock at $3.25 per share.

Exhibit 10.4 Registration Rights Agreement, dated as of November 30, 2001, by and between Stanford Venture Capital Holdings, Inc. and Senesco Technologies, Inc.

Exhibit 10.5 Assignment, Assumption and Joinder Agreement, dated as of December 3, 2001, by and among Senesco Technologies, Inc., Stanford Venture Capital Holdings, Inc., Daniel T. Bogar, William R. Fusselmann, Osvaldo Pi and Ronald M. Stein.

Exhibit 99.1 Joint Filing Agreement, dated as of December 27, 2001, by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford.